Filed pursuant to Rule 433
June 7, 2007
Registration Statement No. 333-132386-01
Relating to Preliminary Prospectus Supplement
Dated May 29, 2007

PPLUS Class A Callable Trust Certificates Series EQ-1
backed by
Embarq Corporation
7.995% Notes due 2036

Merrill Lynch Depositor, Inc.
Depositor and Sponsor

June 5, 2007

Issuer:	PPLUS Trust Series EQ-1

Trust Certificates:	PPLUS Class A Callable Trust Certificates Series EQ-1

Underlying Securities:	7.995% Notes due June 1, 2036 (the “Underlying Securities”) issued by Embarq Corporation. CUSIP: 29078EAA3

Number of Offered Certificates:	1,000,000

Pricing Date:	June 5, 2007

Original Issue Date/Closing Date:	June 14, 2007

Price to Public:	$25.00

Underwriting Discount:	$0.63

Trust Certificates Coupon:	7.1%

Coupon Day Count:	30/360

Distribution Dates:	June 1 and December 1, commencing on December 1, 2007, or if any such date is not a business day, then the next succeeding business day

First Coupon Payment Date:	December 1, 2007

Final Scheduled Distribution Date:	June 1, 2036

Call Option:

On any business day on or after June 1, 2012 that any call warrant holders designate as a “Call Date,” the call warrant holders may, upon notice of not less than 14 days (or in the case of the announcement of any redemption or other unscheduled payment of the underlying securities or after receipt of notice of termination of the trust, not less than three days notice, or when a tender offer for the underlying securities is pending, not less than five days notice prior to the expiration of the tender offer acceptance period) but not more than 60 days prior to that Call Date, purchase your Class A trust certificates in whole or in part at their stated amount plus any accrued and unpaid distributions to the Call Date.

On any business day before June 1, 2012 and (i) after the announcement of any redemption of the underlying securities, (ii) after the announcement of any other unscheduled payment of the underlying securities, (iii) after receipt of notice of termination of the trust, or (iv) when a tender offer for the underlying securities is pending, that any call warrant holders designate as a “Call Date,” the call warrant holders may, in the case of receipt of notice of any redemption or other unscheduled payment of the underlying securities or of termination of the trust, upon notice of not less than three days or when a tender offer for the underlying securities is pending, upon notice of not less than five days prior to the expiration of the tender offer acceptance period, but not more than 60 days prior to that Call Date, purchase your Class A trust certificates in whole or in part at (x) 101% of their stated amount plus any accrued and unpaid distributions to the Call Date in the case of clause (i) above, or (y) at their stated amount plus any accrued and unpaid distributions to the Call Date in the case of clause (ii), (iii), or (iv) above, provided that if the warrants are to be exercised after the announcement of any redemption or other unscheduled payment of the underlying securities and prior to such redemption or other unscheduled payment, then the call date designated by the call warrant holder must be the second business day prior to such redemption or other unscheduled payment.

In addition, at any time upon an acceleration of the underlying securities and payment in full by the underlying securities issuer of all amounts when due where the acceleration payment exceeds the sum of (i) the aggregate stated amount of the Class A trust certificates plus any accrued and unpaid distributions to the date of payment and (ii) the sum of the present values at the payment date, discounted at the rate of 7.9% per year, of the unpaid distributions due, or to become due, in respect of the distributions to be made to the Class B trust certificateholders by the trustee (assuming, for the purpose of that calculation, that the underlying securities would have been paid in full at their stated maturity date, that such acceleration had not occurred and that no portion of the underlying securities would have been redeemed prior to that stated maturity date), all outstanding call warrants will be exercised automatically. The Class A trust certificates will be purchased at their stated amount plus any accrued and unpaid distributions to the exercise date.

In all cases where only a portion of the outstanding call

warrants are exercised, if a call warrant holder also holds Class A trust certificates on the date of the exercise of a call warrant, the call warrant holder may elect to call its own Class A trust certificates before any other person’s Class A trust certificates are called.

Exchange of Trust Certificates:

Merrill Lynch & Co. or any of its affiliates (other than the depositor) or any other person (or group of affiliated persons, where each member of the group holds no less than $500,000 in stated amount of trust certificates and is not the depositor) holding Class A trust certificates with an aggregate stated amount of $5 million or more acquired pursuant to the exercise of call warrants may not less than 30 days and not more than 60 days prior to a given distribution date give notice to the trustee of its intent to tender its trust certificates on that distribution date in exchange for a like amount of underlying securities. An optional exchange can only be made if an equal number of Class A and Class B certificates are tendered.

Denominations:

The trust certificates will each have a nominal principal amount of $25 and will be denominated and payable in U.S. dollars. The trust certificates will be offered in minimum lots of 40 trust certificates and subsequent increments of 40 trust certificates.

Expected Certificate Rating:	Baa3 by Moody’s and BBB- by S&P.

Underwriters:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Dain Rauscher Inc.

Capitalized terms used but not defined here shall have the meanings set forth in the Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-449-6378.